SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2(b)1

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

024061103

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 024061103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JB Investments Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power – 2,243,806
	6.	Shared Voting Power – 2,941,201
	7.	Sole Dispositive Power – 5,185,007
	8.	Shared Dispositive Power – None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 5,185,007
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable
11.	Percent of Class Represented by Amount in Row (9): – 6.9%
12.	Type of Reporting Person – CO

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CUSIP No. 024061103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Brian Riley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power – 2,243,806
	6.	Shared Voting Power – 2,941,201
	7.	Sole Dispositive Power – 5,185,007
	8.	Shared Dispositive Power – None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 5,185,007
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable
11.	Percent of Class Represented by Amount in Row (9): – 6.9%
12.	Type of Reporting Person – IN

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CUSIP No. 024061103

Item 1.	(a)	Name of Issuer — American Axle & Manufacturing Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices — One Dauch Drive, Detroit, Michigan, 48211-1198

Item 2.	(a)	Name of Persons Filing — (1) JB Investments Management, LLC; (2) Brian Riley (the “Reporting Persons”)

	(b)	Address of Principal Business Office or, if none, Residence — (1) 355 Valley Park Road, Phoenixville, Pennsylvania 19460; (2) 355 Valley Park Road, Phoenixville, Pennsylvania 19460

	(c)	Citizenship — (1) Delaware; (2) United States of America

	(d)	Title of Class of Securities — Common Stock, par value $0.01 per share (“Shares” or “Investor Common Stock”)

	(e)	CUSIP Number — 024061103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act.

	(b)	☐	Bank as defined in section 3(a)(6) of the Act.

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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CUSIP No. 024061103

Item 4.	Ownership

(a) Amount beneficially owned — JB Investments Management, LLC is the investment manager of certain funds and managed accounts that directly beneficially own the Shares. Brian Riley is the sole member of JB Investments Management, LLC.

As of December 31, 2011, each Reporting Person indirectly beneficially owned 5,185,007 Shares.

The Reporting Persons have, within the ordinary course of business, purchased securities of the Company. The Reporting Persons have not acquired securities in the Company with the purpose, nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect. The Reporting Persons have purchased, and may in the future purchase, shares on the open market at prevailing prices.

(b) Percent of class — As of December 31, 2011, each Reporting Persons’ indirectly beneficially owned 6.9% of the outstanding Issuer Common Stock (based on 74,983,587 shares of Issuer Common Stock outstanding as of February 6, 2012 as disclosed by the Company in its Quarterly Report on Form 10-K filed with the SEC on February 9, 2012).

(c) Number of shares as to which each Reporting Person has as of the date of this Statement:

(i) Sole power to vote or to direct voting — 2,243,806

(ii) Shared power to vote or to direct voting — 2,941,201

(iii) Sole power to dispose or to direct disposition — 5,185,007

(iv) Shared power to dispose or to direct disposition — None

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Mr. Riley is the sole member of JB Investments Management, LLC.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 024061103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2012
Date

JB INVESTMENTS MANAGEMENT, LLC

By:	/s/ Brian Riley
Name:	Brian Riley
Its:	Member

/s/ Brian Riley
Brian Riley

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CUSIP No. 024061103

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of American Axle & Manufacturing Holdings, Inc.; and further agree that this Joint Filing Agreement be included as Exhibit 1. In evidence thereof, the undersigned hereby execute this agreement this 13th day of February, 2012.

JB INVESTMENTS MANAGEMENT, LLC

By:	/s/ Brian Riley
Name:	Brian Riley
Its:	Member

/s/ Brian Riley
Brian Riley

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No Exhibit Index